Exhibit 99.2

Sundance Energy Australia Limited

32 Beulah Road, Norwood. South Australia. 5067  ACN 112 202 883

Telephone:  +61 8 8363 0388  Facsimile: +61 8 8132 0766  www.sundanceenergy.com.au

Activities Report for the Quarter Ended 30 September 2014

Highlights

Operating Results

•                  Production for the quarter increased to 7,035 Boe/d, net of royalties, an increase of 1,237 Boe/d (21 percent) compared to the immediately preceding quarter.

•                  Excluding the sale of DJ and Goliath, production for our Eagle Ford and Anadarko Basins increased 1,878 Boe/d (39 percent) compared to the immediately preceding quarter.

•                  Revenue increased to $46.5 million bringing 30 September 2014 year-to-date revenue to $115.9 million, a 110.1 percent increase compared to $55.2 million for the same nine month period in 2013.

•                  Adjusted EBITDAX and Adjusted EBITDAX Margin increased to $36.0 million, or 77.6 percent of revenue, respectively, for the quarter ended 30 September 2014 and $86.1 million, or 74.3 percent of revenue, for the nine months ended 30 September 2014, a 168.3 percent increase compared to $32.1 million, or 58.2 percent of revenue for the same nine month period in 2013.

Exploration & Development

•                  In July, Sundance completed the acquisition of approximately 5,700 net Eagle Ford acres plus an additional 5,400 net Georgetown acres in South Texas for approximately $35 million.

•                  In July, Sundance divested its remaining Denver-Julesburg and Bakken assets for approximately $113.4 million and $14.0 million in net proceeds, respectively.

•                  Sundance brought 26 gross (17.2 net) wells into production during the quarter, in addition to 18 gross (7.2 net) producing wells that were acquired in July.

•                  An additional 29 gross (19.1 net) Sundance-operated wells were in progress at quarter end.

•                  The Company anticipates 10-13 gross in progress wells in the Eagle Ford Basin to begin production in the fourth quarter of 2014.

•                  The Company hooked up 9 gross wells to its gas gathering system which is expected to reduce flared gas volumes.

Liquidity

•                  As at 30 September 2014, the Company had $50.9 million of cash on hand, with $65 million of undrawn borrowing capacity on its credit facilities. A redetermination of the Company’s borrowing base is underway with its bank syndicate, which is expected to increase availability under the facility.

All amounts shown in this report are unaudited.

Operating Results

		Three Months Ended		Nine Months Ended
		30 September		30 September
Unaudited	Units	2014	2013	2014	2013
Production Summary, net of Royalties
Oil Production	Bbls	456,813	264,792	1,093,198	522,313
Natural Gas Production, excluding flare	Mcf	466,564	240,916	1,271,915	658,553
NGL Production	Bbls	77,878	26,913	183,743	40,679
Total Production, excluding flare	Boe	612,452	331,858	1,488,927	672,749.95
Average Daily Production, excluding flare	Boe/d	6,657	3,607	5,454	2,464
Flared Gas (1)	Boe/d	378	—	407	—
Average Daily Production, including flare	Boe/d	7,035	3,607	5,861	2,464
Sales Revenue, net of Royalties
Oil Sales	US$000s	42,520	27,531	104,240	51,792
Natural Gas Sales	US$000s	1,527	435	5,360	2,147
NGL Sales	US$000s	2,426	740	6,285	1,224
Total Sales Revenue	US$000s	46,474	28,706	115,886	55,163
Realised Product Pricing
Oil	US$/Bbl	93.08	103.97	95.35	99.16
Effect of Hedging	US$/Bbl	(0.15)	0.19	(0.50)	(0.13)
Net Oil	US$/Bbl	92.93	104.16	94.86	99.03
Natural Gas	US$/Mcf	3.27	1.80	4.21	3.26
Effect of Hedging	US$/Mcf	0.09	(0.01)	(0.06)	0.01
Net Natural Gas	US$/Mcf	3.36	1.79	4.16	3.27
NGL	US$/Bbl	31.16	27.48	34.21	30.09

NOTE: Production & Revenue figures are presented net of royalties.

(1) Prior to the fourth quarter of 2013, the Company did not report flared gas.

Revenue for the quarter increased $17.8 million, or 61.9 percent, to $46.5 million compared to the same period in prior year.  Increased production of 3,050 Boe/d from the Company’s successful multi-rig drilling program contributed $21.8 million and improved natural gas and NGL pricing contributed $1.0 million to the increase in revenue.  Offsetting these increases in revenue was a $10.89 per barrel decrease in oil price which negatively impacted revenue by $5.0 million.

For the current quarter, the Company realised $93.08 per Bbl (10.5 percent decrease compared to the same quarter in 2013) of oil and $3.27 per Mcf (81.7 percent increase compared to the same quarter in 2013) of natural gas, net of transportation and marketing fees.

For the quarter ended 30 September 2014, the Company produced an average of 7,035 Boe/d, which includes 378 Boe/d of flared gas.  Gas pipeline construction for the Company’s Q-Ballard, Q-Kiel, Dusek and Lange wells in the Eagle Ford was completed in September 2014 and the Company hooked up 9 gross wells to the gas gathering system, which is expected to significantly decrease flared gas volumes.

All amounts shown in this report are unaudited.

Excluding flared gas, Sundance produced an average of 6,657 Boe/d during the quarter, up 84.6 percent from 3,607 Boe/d in the same period in prior year.

For the nine months ended 30 September 2014, Sundance produced an average of 5,861 Boe/d, which includes 407 Boe/d of flared gas, up 137.9 percent from 2,464 Boe/d in the same period in prior year. Excluding flared gas, Sundance produced an average of 5,454 Boe/d for the nine months ended 30 September 2014, up 121.3 percent from 2,464 Boe/d in the same period in prior year.

During the nine-months ended 30 September 2014, the Company’s oil, natural gas and NGL sales revenue increased $60.7 million (110.1 percent) to $115.9 million from $55.2 million in the comparable period in the prior year.  Increased production of 2,990 Boe/d contributed $62.9 million and improved natural gas and NGL pricing contributed $2.0 million to the increase in revenue.  Offsetting these increases in revenue was a $3.81 per barrel decrease in oil price which negatively impacted revenue by $4.2 million.

	Three Months Ended		Nine Months Ended
	30 September		30 September
Unaudited (US$000s)	2014	2013	2014	2013
Operating Activity
Sales Revenue, net of Royalties	$46,474	$28,706	$115,886	$55,163
Lease Operating Expenses (LOE)	(3,648)	(4,240)	(10,126)	(7,004)
Production Taxes	(2,650)	(2,317)	(6,659)	(4,298)
General and Administrative	(4,309)	(4,319)	(13,579)	(12,785)
LOE/Boe:	$5.96	$12.78	$6.80	$10.41
Production taxes as a % of revenue	5.7%	8.1%	5.7%	7.8%
G&A/Boe:	$7.04	$13.02	$9.12	$19.00
Adjusted EBITDAX	$36,049	$17,740	$86,144	$32,104
Adjusted EBITDAX Margin	77.6%	61.8%	74.3%	58.2%

Lease operating expenses (LOE)

In early 2014, the Company implemented several changes in its field operations that have resulted in a reduction of $6.82, or 53.4 percent, to $5.96 LOE per Boe for the quarter ended 30 September 2014 compared to the same period in 2013.  For the nine-months ended 30 September 2014, LOE per Boe decreased by $3.61, or 34.7 percent, to $6.80 as compared to $10.41 for the same period in 2013.

Production tax expense

As a result of the Company’s continued production shift out of North Dakota and Colorado (higher production tax rate jurisdictions) and into Texas and Oklahoma (lower production tax rate jurisdictions), its average production tax expense as a percentage of revenue has decreased 2.4 percentage points (29.4 relative percent) from 8.1 percent in 2013, to 5.7 percent for the quarter ended 30 September 2014.  For the nine-months ended 30 September 2014, production tax expenses as a percentage of revenue has decreased 2.1 percentage points (26.2 relative percent) from 7.8 percent in 2013 to 5.7 percent in 2014.

All amounts shown in this report are unaudited.

General and administrative costs (G&A)

G&A per Boe decreased 45.9 percent to $7.04 per Boe for the quarter ended 30 September 2014 compared to the same period in 2013 as the Company captured economies of scale in its fixed overhead cost structure from increased production levels.  For the nine-months ended 30 September 2014, G&A per Boe decreased to $9.12, or 52.0 percent, as compared to the same period in 2013.

Adjusted EBITDAX

Adjusted EBITDAX is defined as earnings before interest expense, income taxes, depreciation, depletion and amortisation, property impairments, gain/(loss) on sale of non-current assets, exploration expense, share-based compensation and gains and losses on commodity hedging, net of settlements of commodity hedging.

The Company’s topline revenue growth and reduced operating expenses on a per unit basis translated to growth in Adjusted EBITDAX, with the Company generating $36.0 million in Adjusted EBITDAX, or 77.6 percent of revenue, for the quarter ended 30 September 2014 compared to $17.7 million, or 61.8 percent of revenue, for the same period in 2013.  For the nine-months ended 30 September 2014, Adjusted EBITDAX was $86.1 million, or 74.3 percent of revenue, compared to $32.1 million, or 58.2 percent of revenue, from the same period in 2013.

The Company’s Adjusted EBITDAX growth relative to its revenue growth for the three months ended 30 September 2014 was 103.0 percent compared to the same period in 2013.  Meaning, for every $1.00 that revenue increased for the period, the Company’s Adjusted EBITDAX increased $1.03 due to operating cost control measures.  For the nine months ended 30 September 2014, Adjusted EBITDAX growth relative to its revenue growth was 89.0 percent compared to the same period in 2013 (for every $1.00 that revenue increased, Adjusted EBITDAX increased $0.89).

All amounts shown in this report are unaudited.

The Company utilises derivative contracts to manage and protect against commodity price risk.  As at 30 September 2014, the following derivative contracts were in place:

	Oil Derivative Contracts			Gas Derivative Contracts
	Weighted Average			Weighted Average
Year	Units (Bbls)	Floor	Ceiling	Units (Mcf)	Floor	Ceiling
Q4 2014	91,500	$94.30	$100.61	150,000	$4.25	$4.42
2015	246,000	$89.93	$97.19	240,000	$4.14	$4.14
2016	60,000	$94.10	$94.10	—	$—	$—
Total	397,500	$92.78	$97.30	390,000	$4.19	$4.28

Exploration & Development

The Company’s exploration and development activities are focused in the Eagle Ford formation (Texas) and the Mississippian/Woodford formations in the Greater Anadarko Basin (Oklahoma).  Costs incurred for exploration, development and production expenditures in the quarter ended 30 September 2014 totaled $84.5 million.  This investment resulted in the addition of 26 gross (17.2 net) producing wells with an additional 29 gross (19.1 net) wells in progress as at 30 September 2014.  Excluding capitalised overhead, interest and asset reclamation obligations of $6.3 million, year-to-date development and production costs through 30 September 2014 were $234.2 million.  We anticipate fourth quarter development capital expenditures of $65 to $70 million, bringing full year development capital expenditures of $299 to $304 million, which is $9 to $14 million (approximately 3.1 percent) higher than the high-end of the $270 to $290 million range previous guidance due to faster than expected drilling.

In late 2013, the Company shifted to pad drilling in the Eagle Ford.  All wells on the pads are planned to be drilled and completed prior to commencing production.  The Company added a dedicated frac crew for completion operations in the Eagle Ford in the second quarter.  During the third quarter of 2014, the Company completed 14 gross (10.5 net) wells in the Eagle Ford with all of those wells beginning production.  The Company expects initial production from 10-13 gross Sundance operated Eagle Ford wells in the fourth quarter of 2014.

The Company’s development activities for the quarter ended 30 September 2014 are summarised below:

All amounts shown in this report are unaudited.

	PRODUCING					IN PROGRESS
GROSS WELLS	30-Jun-14	New	Acquired	Sold	30-Sep-14	Drilling	Waiting on Frac	Fraccing/ Production Testing	Total
Eagle Ford	30	14	18		62	3	6	8	17
Anadarko Basin	43	12	—	—	55	3	8	1	12
DJ Basin (1)	104	—	—	(104)	—	—	—	—	—
Williston Basin (2)	71	—	—	(71)	—	—	—	—	—
Total	248	26	18	(175)	117	6	14	9	29

	PRODUCING					IN PROGRESS
NET WELLS	30-Jun-14	New	Acquired	Sold	30-Sep-14	Drilling	Waiting on Frac	Fraccing/ Production Testing	Total
Eagle Ford	25.0	10.5	7.2		42.7	2.5	5.0	6.4	13.9
Anadarko Basin	17.3	6.7	—	—	24.0	1.1	3.1	1.0	5.2
DJ Basin (1)	72.2	—	—	(72.2)	—	—	—	—	—
Williston Basin (2)	1.9	—	—	(1.9)	—	—	—	—	—
Total	116.4	17.2	7.2	(74.1)	66.7	3.6	8.1	7.4	19.1

(1) DJ Basin assets were disposed in July

(2) Williston assets were disposed in July

All amounts shown in this report are unaudited.

The Company’s capital expenditures for the quarter ended 30 September 2014 are summarised below:

	Three Months Ended		Nine Months Ended
	30 September		30 September
Unaudited (US$000s)	2014	2013	2014	2013
Capital Expenditures
Exploration & evaluation	$7,086	$5,872	$26,426	$10,812
Development & production	77,429	70,746	240,451	128,162
Total capital expenditures (1)	$84,515	$76,618	$266,877	$138,974

(1) Represents total costs incurred, not cash paid, for capital expenditures during the quarter.  Amounts exclude $35 million of costs incurred from acquisitions during 2014.

Eagle Ford

During the quarter, 14 gross (10.5 net) Eagle Ford wells began production.  As at 30 September 2014, the Company had 17 gross (13.9 net) wells drilling, waiting on completion, fraccing or production testing.  Eagle Ford contributed 5,124 Boe/d (72.8 percent) of total production during the quarter compared to 1,859 Boe/d (51.5 percent) of total Boe/d produced during the same period of 2013.  The Company operated 98.6 percent of its Eagle Ford production for the quarter.

In July, Sundance completed the acquisition of approximately 5,700 net Eagle Ford acres plus an additional 5,400 net Georgetown acres in Dimmit County, South Texas, for approximately $35 million.  Sundance also has the option, at its sole discretion, to acquire the Seller’s remaining working interests for an additional $45 million.

Greater Anadarko Basin

During the quarter, 12 gross (6.7 net) Mississippian and Woodford wells had initial production; of which 7 gross (5.8 net) were Sundance-operated.  As at 30 September 2014, Sundance had 12 gross (5.2 net) wells drilling, waiting on completion, fraccing or production testing.  Anadarko contributed 1,574 Boe/d (22.4 percent) of total production during the quarter compared to 541 Boe/d (15.0 percent) of total Boe/d produced during the same period of 2013.  The Company operated 77.5 percent of its Anadarko production for the quarter.

Denver-Julesburg Basin

In July, Sundance divested of its Denver-Julesburg Basin assets for approximately $113.4 million.

Williston Basin

The Company’s only remaining Bakken asset was sold in July 2014 for approximately $14 million, which included $10 million in cash and approximately $4 million in settlement of a net liability due to the buyer.

All amounts shown in this report are unaudited.

As at 30 September 2014, the Company had approximately $50.9 million of cash and cash equivalents and $65.0 million of undrawn borrowing capacity under its reserve based lending facility. A redetermination of the Company’s borrowing base is underway with its bank syndicate, which is expected to increase availability under the facility.

Yours sincerely,

Sundance Energy Australia Limited

Eric McCrady

Managing Director and Chief Executive Officer

For further advice on this release, please contact:

United States	Australia
Eric McCrady	Mike Hannell
Managing Director and CEO	Chairman
Tel: 303-543-5703	Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Ltd (ASX: SEA) is an Adelaide-based, independent energy exploration Company, with a wholly owned US subsidiary, Sundance Energy, Inc., located in Colorado, USA. The Company is developing projects in the US where it is primarily focused on large, repeatable resource plays where it develops and produces oil and natural gas reserves from unconventional formations.

A comprehensive overview of the Company can be found on the Company’s website at www.sundanceenergy.com.au.

All amounts shown in this report are unaudited.

Appendix 5B

Mining exploration entity quarterly report

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 01/07/96  Origin Appendix 8  Amended 01/07/97, 01/07/98, 30/09/01, 01/06/10, 17/12/10

Name of entity

Sundance Energy Australia Limited

ABN	Quarter ended (“current quarter”)
76 112 202 883	30 September 2014

Consolidated statement of cash flows

			Current quarter US$’000	Year to date (9 months) US$’000
Cash flows related to operating activities
1.1		Receipts from product sales and related debtors	40,024	110,673

1.2	Payments	(a) exploration & evaluation	(5,807)	(25,340)
		(b) development	(98,539)	(287,321)
		(c) production	(5,246)	(18,261)
		(d) administration	(2,838)	(11,972)

1.3		Dividends received	—	—
1.4		Interest and other items of a similar nature received	57	163
1.5		Interest and other costs of finance paid	(1,125)	(2,569)
1.6		Income taxes paid	—	(14,171)
1.7		Other (derivatives)	(53)	(640)

		Net Operating Cash Flows	(73,527)	(249,438)

		Cash flows related to investing activities
1.8		Payment for purchases of: (a) prospects	(31,565)	(34,865)
		(b) equity investments	—	—
		(c) other fixed assets	(107)	(616)
1.9		Proceeds from sale of: (a) prospects (1)	123,426	119,159
		(b) equity investments	—	—
		(c) other fixed assets	—	107
1.10		Loans to other entities	—	—
1.11		Loans repaid by other entities	—	—
1.12		Other (changes in escrow)	—	(101)

		Net investing cash flows	91,754	83,684
1.13		Total operating and investing cash flows (carried forward)	18,227	(165,754)
1.13		Total operating and investing cash flows (brought forward)	18,227	(165,754)

		Cash flows related to financing activities
1.14		Proceeds from issues of shares, options, etc.	—	68,502
1.15		Proceeds from sale of forfeited shares	—	—
1.16		Proceeds from borrowings	35,000	115,000
1.17		Repayment of borrowings	(35,000)	(65,000)
1.18		Dividends paid	—	—
1.19		Other	—	(35)

		Net financing cash flows	—	118,467

		Net increase (decrease) in cash held	18,227	(47,287)

1.20		Cash at beginning of quarter/year to date	32,597	96,871
1.21		Exchange rate adjustments to item 1.20	74	1,314

1.22		Cash at end of quarter	50,898	50,898

+ See chapter 19 for defined terms.

17/12/2010

(1)         During the second quarter of 2014, the Company paid approximately $4.3 million related to the post-closing settlement of the Phoenix disposition.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter US$’000
1.23	Aggregate amount of payments to the parties included in item 1.2	222
1.24	Aggregate amount of loans to the parties included in item 1.10	NIL
1.25	Explanation necessary for an understanding of the transactions

	Item 1.23 includes cash payments for salaries and fees paid to directors during the quarter.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Included as part of the settlement for the disposition of our remaining Williston assets was the relief of a net payable due to the buyer of $4.0 million ($17.1 payable and $13.1 receivable).

2.2	Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available US$’000	Amount used US$’000
3.1	Loan facilities (Senior and Junior Credit Facility)	145,000	80,000
3.2	Credit standby arrangements	NIL	NIL

Estimated cash outflows for next quarter

		US$’000
4.1	Exploration and evaluation	(9,500)
4.2	Development	(65,000)
4.3	Production	(7,900)
4.4	Administration	(4,500)
	Total	(82,850)

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.

		Current quarter US$’000	Previous quarter US$’000
5.1	Cash on hand and at bank	50,898	32,596
5.2	Deposits at call
5.3	Bank overdraft
5.4	Other
	Total: cash at end of quarter (item 1.22)	50,898	32,596

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Denver-Julesburg Basin	Sold approximately 9,887 net acres	9,887	—
		Williston Basin	Sold approximately 3,166 net acres	3,166	—
6.2	Interests in mining tenements acquired or increased	Eagle Ford Formation	Purchase of approximately 5,924 net acres	13,955	19,879
		Georgetown Formation	Purchase of approximately 5,418 net acres	—	5,418
		Anadarko Basin	Purchase of approximately 330 net acres	45,832	46,162

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	Preference +securities (description)
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions
7.3	+Ordinary securities	548,854,663	548,854,663

7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	140,000 Ordinary shares issued through exercise of stock options	140,000 Ordinary shares issued through exercise of stock options
7.5	+Convertible debt securities (description)
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted
7.7	Options (description and conversion factor)	2,730,000 options 3,409,326 RSUs*		Weighted Average Option Exercise Price - A$0.90	Weighted Average Remaining Option Term — 3.7 years
7.8	Issued during quarter	Nil Options Nil RSUs*
7.9	Options exercised and RSUs* converted to ordinary shares during quarter	140,000 options Nil RSUs*		Weighted Average Option Exercise Price - A$1.15
7.10	Expired during quarter	560,000 options 85,012 RSUs*		Weighted Average Option Exercise Price - A$1.15
7.11	Debentures (totals only)
7.12	Unsecured notes (totals only)

* RSUs - Restricted share units

Compliance statement

1                                                  This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 5).

2                                                  This statement does give a true and fair view of the matters disclosed.

Sign here:		Date: 31 October 2014

Managing Director and Chief Executive Officer
Print name:	Eric McCrady

Notes

1                                                  The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2                                                  The “Nature of interest” (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period.  If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3                                                  Issued and quoted securities: The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4                                                  The definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report.

5                                                  Accounting Standards ASX will accept, for example, the use of International Financial Reporting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.